UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   May, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Trading Statement - 25 May, 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 25, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 25, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                                   25th May 2006

                                  Barclays PLC
                                 Trading Update

                            Continued Strong Momentum


"Barclays performed very strongly in the first quarter. High levels of activity with our customers and clients enabled us to deliver excellent profit growth. We continue to benefit from our strategy of geographical and product diversification. I look forward to another year of strong growth".

John Varley, Group Chief Executive


Barclays reports continued very strong profit momentum across the Group. The performance of UK Retail Banking continued to improve, and there has been excellent growth in Wholesale and Institutional and very strong growth in International Retail and Commercial Banking and Wealth Management. Cost growth was driven by continued investment in organic development, performance related pay and the inclusion of Absa. As expected, impairment in Barclaycard in the UK continued to increase.


Business Commentary

UK Retail Banking income grew faster than the rate achieved for the full year 2005, underpinned by improvements in customer service, product promotion and sales productivity. We are accelerating the pace of investment in restructuring and operational infrastructure in 2006 to bring forward further improvements in operating efficiency and customer service. UK Business Banking performed satisfactorily with continued strong growth in the balance sheet. We remain on track to report a 2% cost:income ratio improvement in UK Banking in 2006.

Barclays Capital delivered excellent growth in both income and profit reflecting the success of recent investment, particularly in currencies, commodities and equities. Our performance was at the top end of the comparable peer group. Market risk, as measured by average DVaR, remained slightly below the 2005 year end level.

Excellent income growth at Barclays Global Investors was driven by prior period asset inflows and strong investment performance. We generated strong flows of net new assets across the business in the first quarter of 2006 and continued to invest in product development and infrastructure to support the growth of the business.

Wealth Management delivered very strong income growth, driven by increases in client funds and greater transaction volumes. We are accelerating investment in client facing professionals and infrastructure to facilitate future growth.

Last year's trends continued at Barclaycard; very strong income growth was offset by higher impairment charges in UK credit cards and consumer loans and by investment in the business. The rate of growth in impairment at Barclaycard was similar to the impairment trend for the full year 2005.

International Retail and Commercial Banking maintained very strong underlying momentum across the business. Absa delivered profit growth ahead of plan and synergies are beginning to be delivered.


Capital

The disposal of our stake in FirstCaribbean, announced on 13th March 2006, is expected to complete in late 2006.

In recognition of historically low yields on property, we have taken action to realise gains in part of our freehold property portfolio. These will arise principally in UK Banking, where the gains are expected to be reinvested in the business.

Strong balance sheet growth and continued investment in the business resulted in a brisk rate of increase in risk weighted assets. Barclays continues to target a year end Tier 1 capital ratio of about 7.25%.


Outlook

Based on current trends and market conditions, Barclays expects full year 2006 income, impairment and expenses to be significantly ahead of the current market consensus, with the rate of income growth to be broadly in line with the rate of expense growth.

                                    - ENDS -



Notes


 1. Key trends set out above, unless stated otherwise, relate to the three months to 31st March 2006, and are compared to the corresponding three months of 2005.
 2. Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.
 3. Absa earnings are consolidated into Barclays from 27th July 2005. The reported results for Absa in the Barclays accounts include hedging and funding costs and a charge for the amortisation of intangible assets.


Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (BST) on Thursday, 25th May 2006. The telephone number for UK callers is 0845 358 0087 (+44 (0) 20 7663 4861 for all other locations), with the access code 'Barclays Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.com and a recording will be posted on the website later.


Timetable

2006 Interim Results Announcement           Thursday, 3rd August 2006
Ex Dividend Date                            Wednesday, 16th August 2006
Dividend Record Date                        Friday, 18th August 2006
Dividend Payment Date                       Monday, 2nd October 2006

All dates are provisional and subject to change.


For further information please contact

Investor Relations                              Media Relations

Mark Merson/James S Johnson                     Stephen Whitehead/Alistair Smith
+44 (0) 20 7116 5752/2927                       +44 (0) 20 7116 6060/6132



Forward-looking statements


This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.


By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.